[Reference Translation]

October 19, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake, Managing Officer
(Telephone Number: 0565-28-2121)

Notice Concerning Additional Information Regarding Company Split (Simplified

Absorption-type Company Split) of Toyota Technical Development Corporation, a

Wholly-owned Subsidiary of Toyota Motor Corporation

We hereby inform you that below information that was undetermined in “Notice Concerning Company Split (Simplified Absorption-type Company Split) of Toyota Technical Development Corporation, a Wholly-owned Subsidiary of Toyota Motor Corporation” dated November 26, 2014 has been determined. Other information has not been changed from the November 26, 2014 release.

The head office address of Toyota Technical Development Corporation (“TTDC”) will be changed after the Company Split as set forth below.

1.	Details of Allocation in the Company Split

No shares, cash or other consideration will be allocated in the Company Split.

2.	Results of Operations of Business to be Assumed by Toyota Motor Corporation (“TMC”) from TTDC

Sales (Fiscal year ended March 31, 2015)	56,184 million yen

3.	Items and Values of Assets and Liabilities to be Assumed by TMC from TTDC

(As of March 31, 2015)
Assets	Liabilities
18,961 million yen	12,809 million yen

4.	The head office address of TTDC after the Company Split

Address: 1-9, Imae, Hanamoto-cho, Toyota City, Aichi Prefecture

End